Exhibit 99.1

AirMedia Enters Framework Cooperation Agreement with China Eastern Airlines Media Co., Ltd. to Promote Airlines Wi-Fi Service

BEIJING, January 24, 2018 - AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that the Company, through its subsidiary Beijing AirMedia Tianyi Information Technology Co., Ltd.(“AirMedia Tianyi”), has entered into a framework cooperation agreement (the “Agreement”) with China Eastern Airlines Corporation Limited (NYSE: CEA) through CEA’s joint venture with, China Eastern Airlines Media Co., Ltd. (“CEA Media”), that will leverage AirMedia’s capabilities in supporting CEA’s Wi-Fi service upgrade to benefit passengers.

China Eastern Airlines Corporation Limited (NYSE: CEA) is one of China’s three major airlines. Currently, it operates a fleet of over 600 aircraft, with an average age of less than 5.5 years, one of the youngest fleets among major airlines in the world. As a member of the SkyTeam Alliance, CEA serves over 100 million passengers globally and ranks 7th in the world. Through its air network, CEA now reaches 1,052 destinations in 177 countries. Currently, CEA has aero-mobile internet services for 74 of its aircraft, comprising 70% of China’s aero-mobile internet market. Each year, there are going to be more than 300 new passenger planes for domestic civil aviation, among which 50 wide-bodied aircrafts will be put into the market. It is estimated that the whole aero-mobile internet market scale is going to be more than 10 billion.

Pursuant to the Agreement, AirMedia Tianyi will have exclusive cooperation rights with CEA over its aero entertainment resources and information as well as duty free business, which makes AirMedia Tianyi the first third-party company that provides real commercialized operations for airlines’ air and ground internet system. The terms of the Agreement include but are not limited to product planning, design, research and development, high quality content resources infusion, advertisements, platform operation, optimization and adjustments and product marketing etc.

As part of the Agreement, both parties agree to take advantages of their high quality resources and industry preponderance to conduct operations, and sales and marketing cooperation. Through this cooperation, AirMedia Tianyi will help CEA to utilize its A-class technology, resources, operational and liquidation capabilities and other strong advantages to transform CEA’s business platform into a leading global in-flight entertainment platform. Furthermore, AirMedia Tianyi will turn the large scale investment of air to ground internet equipment, system and link into high quality passenger experience while also bringing high income to the airlines.

Mr. Herman Man Guo, Chairman and Chief Executive Officer of AirMedia, stated, “We are excited to announce this cooperation with China Eastern Airlines Media Co., Ltd. With this collaboration, we expect CEA Media to benefit from our next generation outdoor advertising practices and expertise. We look forward to the impact of this agreement on our upcoming performance as we expand our client base and enter new markets.”

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

Investor Contact:

Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com